CENTURY PROPERTIES FUND XVII
c/o Fox Partners
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
December 5, 2006
Dear Limited Partner:
     MPF-NY 2006, LLC, MP Falcon Growth Fund 2, LLC, MPF Income Fund 22, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 12, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MacKenzie Patterson Special Fund 7, LLC, MPF Special Fund 8, LLC, MPF DeWaay Fund 3, LLC, MPF DeWaay Fund 4, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”) initiated an unsolicited tender offer to buy up to 7,500 units of limited partnership interests (the “Units”) in Century Properties Fund XVII (the “Partnership”) on November 22, 2006.
     The Partnership, through its general partner, Fox Partners, is required by the rules of the Securities and Exchange Commission (the “SEC”) to make a recommendation regarding whether you should accept or reject the offer or to state that the Partnership is remaining neutral with respect to the offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group’s offer because the general partner does not have a reliable indicator of the fair value of the Units. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group’s offer.
     We call your attention to the following considerations:
•	The MacKenzie Group’s offer to purchase estimates the liquidation value of the Partnership to be approximately $430 per Unit. However, the MacKenzie Group is only offering $300 per Unit. The MacKenzie Group states in its offer that it is making this offer for investment purposes and with the intent of making a profit from the ownership of Units.
•	The $300 offer price will be reduced by the amount of any distributions declared or made with respect to the Units between November 22, 2006 and December 29, 2006, or such other date to which its offer may be extended.
•	AIMCO Properties, L.P. (“AIMCO Properties”), an affiliate of the general partner, is currently evaluating various investment alternatives with regard to the Partnership. No assurance can be given regarding the timing or amount of any such strategic alternatives for the Partnership, or if any action will be taken at all.
•	AIMCO Properties made a tender offer on November 8, 2004, for the purchase of Units at an original purchase price of $258.58 (which was subsequently revised to $320.94) per Unit. The offer was held open through December 28, 2004, and 3,493 units were accepted.
•	AIMCO Properties has made the following direct purchases since January 1, 2004:

		Price Per
Year	Units	LP Unit
2004	194	$208.02
2005	378	$320.94
2006 (through October 31)	28	$320.94

•	On March 31, 2006, the Partnership sold Cooper’s Pond, a 463-unit apartment complex located in Tampa, Florida, to a third party for a gross sale price of approximately $23,799,000.

•	The Partnership’s current investment property consists of four properties: Peakview Place, formerly known as Cherry Creek Gardens, a 295-unit apartment complex located in an unincorporated area of Arapahoe County, Colorado; Creekside, a 328-unit apartment complex located in Denver, Colorado; The Lodge, a 376-unit apartment complex located in Denver, Colorado; and The Village in the Woods, a 530-unit apartment complex located in Cypress, Texas. The general partner is currently reviewing The Village in the Woods property for potential sale. No assurance can be given regarding the timing or amount of a sale, if at all.
•	During April 2005, the Partnership began a major redevelopment project at The Village in the Woods in an effort to increase occupancy and become more competitive in the local market. The redevelopment project was completed in July 2006 at a total cost of approximately $5,166,000. During 2003, the Partnership began a major redevelopment project at Peakview Place in an effort to increase occupancy and become more competitive in the local market. The redevelopment project was completed in May 2005 at a total cost of approximately $4,785,000.
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and The American Partnership Board, which are the only two independent third-party sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and The American Partnership Board.
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2006 (through July 31), 2005 and 2004, as reported by Direct Investments Spectrum.

	HIGH	LOW
Year Ended 2004:	$245.00	$225.00
Year Ended 2005:	$300.00	$240.00
Year Ended 2006 (through July 31):	$315.00	$230.00
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2006 (through October 31), 2005 and 2004, as reported by the American Partnership Board.

	HIGH	LOW
Year Ended 2004:	$245.00	$236.00
Year Ended 2005:	$258.12	$258.12
Year Ended 2006 (through October 31):	$312.12	$231.12
•	The MacKenzie Group’s offer is limited to 7,500 Units. If more than 7,500 Units are tendered pursuant to the MacKenzie Group’s offer, the MacKenzie Group will accept for purchase 7,500 Units from tendering Unitholders on a pro rata basis. The MacKenzie Group’s offer allows a Unitholder to sell ‘all or none’ of its Units, thereby allowing Unitholders the option to avoid proration if more than 7,500 Units are tendered. A Unitholder who elects to tender its Units but does not elect the ‘all or none’ option may be unable to fully dispose of its investment in the Partnership. The MacKenzie Group states in its offer that the MacKenzie Group and its affiliates do not own any Units directly.
•	An increase in the MacKenzie Group’s ownership of Units as a result of the MacKenzie Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object. In addition, the MacKenzie Group could eventually acquire voting control of the Partnership if it acquires more Units than it is offering to purchase in the current offer.

•	The MacKenzie Group’s offer states that you will have the right to withdraw Units tendered in the offer at any time until the MacKenzie Group’s offer has expired. The expiration date is currently December 29, 2006.
•	AIMCO Properties and its affiliates, which collectively hold 51,859 Units or approximately 69.15% of the total outstanding Units, do not intend to tender any of their Units in the MacKenzie Group’s offer.
•	The MacKenzie Group does not indicate what its specific plans or proposals are regarding future tender offers, however it states that it may make additional tenders for Units at higher prices.
     The general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MacKenzie Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code. The advice contained in this communication was written to support the promotion or marketing of the transaction or matter addressed by the advice. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
     If you need further information about your options, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602.

Sincerely, Fox Partners General Partner